Filed pursuant to Rule 433

Registration No. 333-131810

DOMINION RESOURCES, INC.

FINAL TERM SHEET

November 27, 2007

2007 Series A 6.0% Senior Notes Due 2017

Issuer:	Dominion Resources, Inc.

Principal Amount:	$350,000,000

Expected Ratings (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/BBB (positive outlook)/BBB+ (stable outlook)

Trade Date:	November 27, 2007

Settlement Date (T+5):	December 4, 2007

Final Maturity Date:	November 30, 2017

Interest Payment Dates:	May 30 and November 30

First Interest Payment Date:	May 30, 2008

Call Provisions:	Make Whole Call at T+ 35 bps

Treasury Benchmark:	4 1/4% due November 15, 2017

Benchmark Yield:	3.938%

Spread to Benchmark:	+ 210 bps

Reoffer Yield:	6.038%

Coupon:	6.0%

Price to Public:	99.719%

Proceeds to Company Before Expenses:	99.069%

CUSIP/ISIN:	25746U BC2/US25746UBC27

Joint Book-Running Managers:	Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Goldman, Sachs & Co.	1-866-471-2526 (toll free)

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1-866-500-5408 (toll free)

Morgan Stanley & Co. Incorporated	1-866-718-1649 (toll free)
Wachovia Capital Markets, LLC	1-866-289-1262 (toll free)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.